Exhibit 99.1

VIMICRO ANNOUNCES SHAREHOLDERS VOTE TO APPROVE GOING PRIVATE TRANSACTION

BEIJING, December 15, 2015 /PRNewswire/ — Vimicro International Corporation (NASDAQ: VIMC) (“Vimicro” or the “Company”), a leading video surveillance technology and solution provider in China, announced today that, at an extraordinary general meeting held today, the Company’s shareholders voted in favor of, among others, the proposal to authorize and approve the previously announced Agreement and Plan of Merger dated September 15, 2015 (as amended on November 3, 2015, the “Merger Agreement”) and among Vimicro China (Parent) Limited (“Parent”), Vimicro China Acquisition Limited (“Merger Sub”) and the Company and the plan of merger between Merger Sub and the Company required to be filed with the Registrar of Companies of the Cayman Islands (the “Plan of Merger”), pursuant to which Merger Sub will be merged with and into the Company with the Company continuing as the surviving company as a wholly-owned subsidiary of Parent after the merger (the “merger”), and to authorize and approve any and all transactions contemplated by the Merger Agreement, including the merger.

Immediately after the completion of the merger, Parent will be ultimately beneficially owned by Dr. Zhonghan (John) Deng, founder, chairman and chief executive officer of the Company, Mr. Zhaowei (Kevin) Jin, co-chief executive officer and a board member of the Company, Dr. Xiaodong (Dave) Yang and Mr. Shengda Zan.

Approximately 58.93% of the Company’s total outstanding voting ordinary shares (including ordinary shares represented by the Company’s American depositary shares (“ADSs”)) voted in person or by proxy at today’s extraordinary general meeting. Of the voting power represented by these ordinary shares voted in person or by proxy at the extraordinary general meeting, approximately 98.57% were voted in favor of the proposal to authorize and approve the Merger Agreement and the Plan of Merger and any and all transactions contemplated by the Merger Agreement, including the merger. A two-thirds majority of the voting power represented by the ordinary shares of the Company present and voting in person or by proxy at the extraordinary general meeting was required for authorizing and approving the merger.

The parties currently expect to complete the merger as soon as practicable, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement. Upon completion of the merger, the Company will become a privately held company and its ADSs will no longer be listed on the NASDAQ Global Market.

About Vimicro International Corporation

Vimicro International Corporation (NASDAQ: VIMC) is a leading video surveillance technology and solution provider that designs, develops and markets a full range of video surveillance products and solutions to governments, private enterprises, and consumers in China. Vimicro co-developed SVAC (Surveillance Video and Audio Coding), the national video surveillance technological standard, which demonstrates its unique strengths in proprietary multimedia IC technology, making it a leader in China’s fast-growing security and surveillance market. Vimicro is headquartered in Beijing, China and has subsidiaries and offices throughout China and in Silicon Valley. Vimicro’s ADSs each represent four ordinary shares and are traded on the NASDAQ Global Market exchange under the ticker symbol “VIMC.”

Forward Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the quotations from management in this announcement, as well as Vimicro’s expectations and forecasts, contain forward-looking statements. Vimicro may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Vimicro’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s ability to increase its sales of PC camera processors, as well as video surveillance products; the expected growth of the video surveillance market; the Company’s ability to retain existing customers and acquire new customers and respond to competitive market conditions; the Company’s ability to respond in a timely manner to the evolving market and changing consumer preferences and industry standards and to stay abreast of technological changes; the Company’s ability to secure sufficient foundry capacity in a timely manner; the Company’s ability to effectively protect its intellectual property and the risk that it may infringe on the intellectual property of others; and cyclicality of the semiconductor industry and fluctuations in the markets in which the Company competes. Further information regarding these and other risks is included in Vimicro’s annual report on Form 20-F filed with the Securities and Exchange Commission. Vimicro does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of the date hereof, and Vimicro undertakes no duty to update such information, except as required under applicable law.

Contact:

Vimicro International Corporation
Investor Relations
Phone: +8610-5884-8898
E-mail: ir@vimicro.com